Exhibit 99.1

Press Release     Source: Accelr8 Technology Corporation

Accelr8 Technology Corporation Reports
Second-Quarter 2004 Results
Tuesday March 16, 8:00 am ET

DENVER--(BUSINESS WIRE)--March 16, 2004--Accelr8 Technology Corporation (Amex:
AXK - News) today reported a loss of $372,000, or $0.04 per share, on net revenues of $153,000 for the quarter ended Jan. 31, 2004. In the comparable quarter of fiscal 2003, Accelr8, whose fiscal year ends July 31, reported a net loss of $281,000, or $0.03 per share, on net revenues of $202,000.

"During the quarter," said Thomas Geimer, Accelr8's chairman and chief executive officer, "we advanced our development of BACcelr8r(TM), an analytical system that will integrate our three existing technologies -- OptiChem(TM), QuanDx(TM), and YoDx(TM) -- into a platform of measurement instruments and disposable analytical test chips for use in medical diagnostics and research.

"We are designing the first BACcelr8r commercial product to rapidly provide doctors with essential diagnostic details about life-threatening bacterial infections. We believe that our product advantage will be to provide in a few hours the critical information that now requires one to five days for the hospital lab to process.

"Development of a complete commercializable product, in our opinion, will prove the value of BACcelr8r technology as an open platform, adaptable to a wide variety of diagnostic and analytical reagents from outside sources. This, we believe, will address a large market in which we expect to offer a rapid path to market for companies that are discovering important new disease markers. With the support of our Scientific Advisory Board, we are working to fully exploit what we believe to be the platform's considerable potential.

"In the meantime," concluded Geimer, "we continue to commercialize OptiChem through two product lines, OptArray(TM) and OptiPlate(TM), both of which employ
OptiChem's proprietary coatings to provide high-density DNA microarrays.
Consistent with our goal of systematically addressing volume markets, we continue to work with SCHOTT Nexterion AG -- continuing an agreement announced last October -- on the purchase and resale of OptArray products. Our expectation is that during the third quarter of calendar 2004 SCHOTT Nexterion, Europe's leading supplier of microarray substrates with a global sales organization, will become the exclusive outsource manufacturer and marketer of all stock OptArray products. In addition, we will continue our direct marketing of custom coatings to potential licensees."

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About Accelr8 Technology:

Accelr8 Technology Corporation (www.accelr8.com) is a developer of innovative materials and instrumentation for advanced bio-analytical applications in basic research, drug discovery, molecular diagnostics, and pathogen detection for bio-defense and food safety. The company sells OptArray(TM) microarraying slides and OptiPlate(TM) multiplexed arrayable microtiter plates. It is also developing advanced detection instrumentation based on its QuanDx(TM) and YoDx(TM) array processing and detection technologies.

Safe-harbor Statement:

Certain statements in this news release, including but not limited to statements regarding the potential of the BACcelr8r product and expectations regarding the affiliation with SCHOTT Nexterion, may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Statements regarding future prospects and developments are based upon current expectations and involve certain risks and uncertainties that could cause actual results and developments to differ materially from the forward-looking statement, including those detailed in the company's filings with the Securities and Exchange
Commission.

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

                            Accelr8 Technology Corporation
                               Statements of Operations
                                      (Unaudited)

                                   Three Months Ended             Six Months Ended
                               January 31,    January 31,    January 31,    January 31,
                                  2004           2003           2004           2003
                                  ----           ----           ----           ----
Revenues:
 Consulting fees              $      --      $    20,000    $      --      $    20,000
 Product license and
  customer support fees            25,350         85,320         43,977        115,732
 Resale of purchased
  software and customer
  support                          92,511         85,448        178,370        242,125
 OptiChem(TM) revenue              36,968         13,227         59,252         18,601
 Provision for returns
  & allowances                     (2,090)        (1,955)        (2,890)        (3,955)
   Net revenues                   152,739        202,040        278,709        392,503

Costs and Expenses:
 Cost of product license
  and customer support
  revenues                          6,292         11,851         13,964         21,671
 Cost of purchased software
  and customer support
  for resale                       24,337          8,173         35,811         38,763
 Cost of sales
  - OptiChem                       16,163          4,698         24,257          6,636
 General and
  administrative                  254,676        214,588        529,917        381,925
 Marketing and sales               60,082         69,425        125,058        143,968
 Research and
  development                     137,532        135,649        280,365        222,284
 Depreciation                      10,041          6,150         20,082         12,300
 Amortization                      58,128         59,940        116,256        119,880
   Total costs and
    expenses                      567,251        510,474      1,145,710        947,427

Loss from operations             (414,512)      (308,434)      (867,001)      (554,924)

Other (expense) income
 Interest income                   15,988         28,034         32,276         61,467
 Unrealized holding gain
  (loss) on investments            26,401        (18,935)        37,630        (27,539)
 Realized gain (loss) on
  sale of investments                --           (1,150)         1,974         (2,593)
   Total other income              42,389          7,949         71,880         31,335

Loss before income
 taxes                           (372,123)      (300,485)      (795,121)      (523,589)

Income tax benefit                   --           19,431           --           19,431

Net loss                      $  (372,123)   $  (281,054)   $  (795,121)   $  (504,158)

Basic and diluted net
 loss per share               $      (.04)   $      (.03)   $      (.08)   $      (.05)

Weighted average shares
 outstanding - basic and
 diluted                        9,961,210      9,411,210      9,961,210      9,411,210


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Contact:

     Accelr8 Technology Corporation
     Thomas V. Geimer, 303-863-1218
     or
     Silverman Heller Associates
     Philip Bourdillon / Gene Heller, 310-208-2550